Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.
SUPPLEMENT NO. 7 DATED MAY 4, 2007
TO THE PROSPECTUS DATED JANUARY 31, 2007

This document supplements, and should be read in conjunction with, our prospectus dated January 31, 2007, as supplemented by Supplement No. 6 dated April 30, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 7 is to disclose:

•	further information regarding our distributions;

•	a correction to our disclosure regarding funds from operations; and

•	a clarification regarding our automatic investment plan.

Distributions

The disclosure on page 18 of Supplement No. 6 regarding Distributions is hereby amended as follows:

The amount of the distributions to our stockholders will be determined by our board of directors and are dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code.

Our board of directors approved a 6.0% per annum distribution to be paid to stockholders beginning on October 5, 2006, the date we reached our minimum offering. We paid our first monthly distribution on December 15, 2006 for the period ended November 30, 2006.

On February 22, 2007, our board of directors approved a 7.0% per annum distribution to be paid to stockholders beginning with our March 2007 monthly distribution which will be paid in April 2007. Distributions are paid monthly.

For the period from January 10, 2006 (Date of Inception) through December 31, 2006, we paid distributions of $68,000 from cash flow from operations of $301,040 for the period. However, for the same period, we owed $324,877 to our advisor and its affiliates for operating expenses. Our advisor and its affiliates have no obligations to defer or forgive amounts due to them, and if our advisor or its affiliates had required such amounts to be paid, our cash flow from operations would have been negative. In the future, if our advisor or its affiliates do not defer or forgive amounts due to them and if such amounts exceed our cash flow from operations plus the distributions to be paid, we would be required to pay our distributions, or a portion thereof, with offering proceeds or borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. We have not paid distributions with funds from operations, or FFO. For the period from January 10, 2006 (Date of Inception) through December 31, 2006, our FFO was $(234,008). See our disclosure regarding FFO below.

Our distributions of amounts in excess of our taxable income have resulted in a return of capital to our stockholders. The income tax treatment for distributions reportable for the year ended December 31, 2006 was as follows:

	Year Ended
	December 31,
	2006

Ordinary income	$—	—
Capital gain	—	—
Return of capital	68,000	100.0%

	$68,000	100.0%

Funds from Operations

The disclosure on page 22 of Supplement No. 6 regarding Funds From Operations is hereby amended as follows:

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. Funds from operations is not equivalent to our net operating income or loss as determined under GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds From Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as us.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

We are disclosing FFO and intend to disclose FFO in future filings because we consider FFO to be an appropriate supplemental measure of a REIT’s operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

The following is the calculation of FFO for the period from January 10, 2006 (Date of Inception) through December 31, 2006:

Period from
January 10, 2006
(Date of Inception)
Through
December 31,
2006

Net loss	$(522,906)
Add:
Depreciation and amortization — consolidated properties	288,898

FFO	$(234,008)

Weighted average common shares outstanding — basic and diluted	262,609

Automatic Investment Plan

Investors who reside in the State of Ohio may not participate in our Automatic Investment Plan.